

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2011

Dr. Michael D. West, PhD.
Chief Executive Officer
BioTime, Inc.
1301 Harbor Bay Parkway, Suite 100
Alameda, California 94502

Re: **BioTime, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2009
       Definitive Proxy Statement
       Filed April 30, 2010
       File No. 001-12830

Dear Dr. West:

We have completed our review of your Form10-K and related filings and have no further comments at this time.

Sincerely,

Melissa Rocha
Accounting Branch Chief